
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001 and is a registered securities broker and dealer operating in the United States of America. The company was organized to sell healthcare securities and shall have a perpetual existence unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United State of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned which varies according to the terms of each placement offering contract.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000.

Three customers accounted for 98% of the Company's commission revenues for the year ended December 31, 2015.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

<u>Property and Equipment</u>

Property and equipment are stated at cost. Depreciation is provided according to the straight line method over the estimated useful lives of 3 to 5 years.

<u>Income Taxes</u>

No provision has been made for income taxes since the results of operations are included in the tax returns of the members.

<u>Date of Management's Review</u>

The Company evaluated its December 31, 2015 financial statements for subsequent events through February 15, 2016, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

The company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2015 was $6,000. The company also makes monthly payments to this related company for accounting and administrative services which totaled $11,393 for the year and had a related party payable of $2,026 for the services and rent at year end.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $73,028, which was $68,028 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 3.87%.

NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 5 – RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The company did not make any contributions to the plan for the year ended December 31, 2015.